FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Freegold Ventures Limited

1750 - 700 West Georgia Street

Vancouver, British Columbia, Canada, V7Y 1B6

Item 2: Date of Material Change:

September 18, 2008

Item 3: News Release:

A news release dated and issued on  September 18, 2008 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

Freegold Ships First Gold Concentrates from Golden Summit and Continues to Expand Western Mineralized Zones

Item 5: Full Description of Material Change:

September 18, 2008 (Vancouver, BC) – Freegold Ventures Limited (TSX: ITF, OTCBB: FGOVF, Frankfurt: FR4) is pleased to announce that is has shipped its first gold concentrates from its Golden Summit project to the Sunshine Precious Metals Refinery in Kellogg, Idaho, and that additional gold concentrates will continue to be shipped through the balance of the bulk sample processing season this fall.

The Company is also pleased to announce further results from its Phase 2, 40,000 foot, 2008 RAB drilling program, where shallow exploration drilling in the western portion of the Cleary Hill area is continuing to intersect and expand zones of bulk tonnage gold mineralization.  Phase 1 step out drilling in this western Tolovana area was conducted last year, and short drill fences 6 to 8 and 15 to 17 were able to trace an individual shear zone (Scheuyemere) across the Tolovana area which trended directly towards the central part of the 1,200 foot wide area of gold mineralization last delineated to the east in Fence 5.  The RAB drilling conducted in this area this year was designed to test the areas to the north and south of this individual shear zone.  As was reported in April, drilling from the first fences (Fences 6 North and 17) successfully identified new bulk tonnage zones extending to the north of the Scheuyemere shear zone.  All of the assays from the 46, 75-foot deep holes in Fence 6 North, which covered an 850 foot extension to the north averaged 0.52 g/t, which compares favorably with the current reported reserve grade of the nearby Fort Knox mine of 0.50 g/tonne.

The latest fences in this program (Fences 20, 6 South, 19 Extension and 18 South) tested both the southern extent of mineralization in the Tolovana area and in the area between Tolovana and Cleary Hill.  A map showing the locations of all of the drill fences in the Cleary Hill area at Golden Summit can be found at:

http://www.freegoldventures.com/i/maps/map091808ITFa.pdf

Fence 20 consisted of a single row of 56 vertical holes (holes 815 to 870) drilled to an average depth of approximately 70 feet.  The average spacing between holes was 20 feet, with spacing reduced to 10 feet in areas of intense alteration (which has been shown to correlate well to higher-grade gold mineralization in previous drilling) and extended to 40 feet in areas exhibiting less alteration. Significant intercepts from Fence 20 include:

Fence 20

Hole Number	From (foot)	To (foot)	Thickness (feet)	Gold Grade (g/tonne)	Gold Grade (oz/ton)
822	0	51	51	0.78	0.023
826	6	60	54	0.52	0.015
836	0	33	33	0.93	0.027
846	0	48	48	0.65	0.019
848	0	78	78	0.53	0.015
855	0	36	36	2.16	0.063
Including	15	18	3	12.51	0.365
857	0	45	45	0.95	0.028
858	0	57	57	0.96	0.028
Including	18	36	18	2.15	0.063
859	0	72	72	1.08	0.032
860	24	69	45	0.87	0.025
861	0	75	75	1.75	0.051
including	60	72	12	6.60	0.192
862	21	48	27	0.98	0.028
863	36	63	27	3.04	0.089
including	51	57	6	9.75	0.284
868	0	69	69	1.25	0.036
including	21	39	18	2.82	0.082
869	18	60	42	0.65	0.019
870	21	24	3	34.29	1.000

The 22 closely spaced RAB holes in Fence 6 South cover a north-south distance of 440 feet.  This fence was designed to further test the southward width of the Scheuyemere shear system and to test for mineralization close to the Dolphin Intrusive that occurs to the south. Significant intercepts from Fence 6 South include:

Fence 6 South

Hole Number	From (foot)	To (foot)	Thickness (feet)	Gold Grade (g/tonne)	Gold Grade (oz/ton)
871	3	69	66	0.61	0.018
872	3	63	60	0.76	0.022
877	12	30	18	1.61	0.047
878	18	24	6	20.60	0.601
885	30	75	45	0.84	0.025
889	15	78	63	0.70	0.020

The 20 closely spaced holes in Fence 19 Extension were drilled to fill in an area where the Tolovana vein was projected to extend based on results from Fences 6 N and 17 N.  The vein was encountered in drill hole 927.  Significant intercepts from Fence 19 Ext include:

Fence 19

Hole Number	From (foot)	To (foot)	Thickness (feet)	Gold Grade (g/tonne)	Gold Grade (oz/ton)
895	48	60	12	2.30	0.067
927	30	69	39	2.18	0.064
including	45	51	6	10.90	0.318
931	39	78	39	1.03	0.030

The 31 closely spaced holes in Fence 18 South cover a north-south distance of approximately 620 feet.  This fence was designed to further test the southward extension of the Scheuyemere shear system and to explore the area near the fringes of the Dolphin intrusive that occurs south of the Tolovana area.

Fence 18 South

Hole Number	From (foot)	To (foot)	Thickness (feet)	Gold Grade (g/tonne)	Gold Grade (oz/ton)
907	0	78	78	0.81	0.024
908	3	78	75	1.03	0.030
including	54	57	3	13.20	0.385
909	6	42	36	1.47	0.043
936	27	48	21	1.94	0.056
937	51	60	9	3.59	0.105

With this latest drilling, the gold bearing mineralization - seen as multiple and parallel 75 to 300 foot wide zones at the various locations tested in the eastern area of Cleary Hill - are also being identified in the western part of this area.  Mineralization in this area remains open along strike in both directions and at depth.

True widths of the veins reported in this release are variable, as the orientation of the various mineralized structures encountered throughout the drilling is variable.  Drilling was conducted with an Ingersol-Rand conventional percussion drill. Cuttings were returned up the drill hole with the use of an OEM vacuum drill cuttings collector, and were dropped from a cyclone directly into a sample bag.  Samples were collected every three feet, with the drill bit being pulled off the bottom and the hole cleaned at the completion of each sample interval.  Freegold maintained a geologist and sampler at the drill rig for all drilling to take and log all samples to insure that quality assurance and control procedures are in accordance with 43-101 requirements.  One duplicate assay was conducted in every drill hole and either a blank or a standard was inserted in the sample stream every 10 samples.  Alaska Assay Laboratories in Fairbanks, Alaska was used to analyze the drill cuttings for gold via fire assay analysis plus multi element ICP-AES and ICP-MS analysis using 4 acid digestion.

The Qualified Person with respect to scientific and technical information contained herein is Michael P. Gross, M.S., P. Geo., VP Exploration, Freegold Ventures Limited, who has reviewed and approved the contents of this release.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Steve Manz, President & CEO, Corporate Secretary

Telephone:  604.662.7307

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 18th day of September 2008.